                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [cad 157]No Fee Required[cad 179]

                  For the fiscal year ended December 31, 2003,

                                       or

    [ ] Transition report pursuant to Section 15(d) of the Securities
                           Exchange Act of 1934

              For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     0-13875



                 LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN
                            (Full title of the plan)



                               LANCER CORPORATION
                              6655 LANCER BOULEVARD
                            SAN ANTONIO, TEXAS 78219
                                 (210) 310-7000
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

INDEX TO FORM 11-K

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002                                         2

Statement of Changes in Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002                                         3

Notes to Financial Statements                                              4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year             8

Index to Exhibit                                                          11



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



       LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

       Date:   June 25, 2004


       By: /s/ MARK L. FREITAS
          ---------------------------------------------------------
          Name: Mark L. Freitas
               ----------------------------------------------------
          Title: Chief Financial Officer
                ---------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Lancer Corporation Employee Profit Sharing Plan
San Antonio, Texas


We have audited the financial statements of the Lancer Corporation Employee Profit Sharing Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with The Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Lancer Corporation Employee Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ THE HANKE GROUP, P.C.

San Antonio, Texas
June 10, 2004

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

ASSETS                                                  2003            2002

INVESTMENTS                                          $8,744,285      $7,283,708

RECEIVABLES:
Employer's contribution                                  30,516         224,773
Participants' contributions                               8,504          26,241
                                                     ----------      ----------

Total receivables                                        39,020         251,014
                                                     ----------      ----------

TOTAL ASSETS                                          8,783,305       7,534,722

LIABILITIES

Administrative expense payable                             --             8,800
                                                     ----------      ----------

TOTAL LIABILITIES                                          --             8,800
                                                     ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $8,783,305      $7,525,922
                                                     ==========      ==========






--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 2

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net apppreciation in fair value of investments                    $  928,799
Dividends and interest                                                77,063
                                                                  ----------

Total investment income                                            1,005,862

Contributions:
Employer                                                             276,846
Participants                                                         791,739
Rollovers                                                             11,090
                                                                  ----------

Total contributions                                                1,079,675
                                                                  ----------

TOTAL ADDITIONS                                                    2,085,537
                                                                  ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                        804,825
Administrative expenses                                               23,329
                                                                  ----------

TOTAL DEDUCTIONS                                                     828,154
                                                                  ----------

Net Increase                                                       1,257,383

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                  7,525,922
                                                                  ----------

End of year                                                       $8,783,305
                                                                  ==========




--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 3

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.         DESCRIPTION OF PLAN

The following description of the Lancer Corporation (the Plan Sponsor) Employee Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan consist of matching contributions and discretionary profit sharing contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $276,846 for the year ended December 31, 2003. Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code
Section 410(b) coverage requirement.

Each year, participants may contribute up to 25% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-two pooled separate accounts, three mutual funds, one insurance company general account and one employer stock account.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions will be applied to administrative expenses incurred by the Plan. The excess will be used to reduce employer contributions for the year in which the forfeiture occurs. The amount of forfeitures used to reduce administrative expenses and employer contributions for the year ended December 31, 2003, was approximately $35,900. Unallocated forfeitures at December 31, 2003, were approximately $43,700.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after six years of credited service (or upon the death or disability of the participant).

PARTICIPANT LOANS -- Participants may borrow from $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

PAYMENT OF BENEFITS -- On termination of service, retirement or death, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a pre-determined period, as defined in the Plan document.



--------------------------------------------------------------------------------
                                                                          Page 4

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


2.         SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investments in pooled separate accounts and mutual funds are valued at the net asset value of units or shares held by the Plan based on the market value of the underlying assets. The Guaranteed Interest Accounts are stated at contract value. These are unallocated insurance contracts invested in the general assets of Principal Life Insurance Company. The interest rates on 2-year maturing contracts ranged between 0.54% - 2.75% and between 1.61% - 4.22% at December 31, 2003 and 2002, respectively. The interest rates on 5 -year maturing contracts ranged between 0.39% - 6.28% and between 1.97% - 5.74% at December 21, 2003 and 2002, respectively.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.         INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002, are:

                                                     2003             2002

    Guaranteed Interest Accounts                  $1,549,196      $1,649,268
    Bond and Mortgage Account                      1,008,763         997,426
    Large Cap Stock Index Account                    766,115         623,517
    Money Market Account                             748,002         618,162
    Partners Large Capital Blend                     482,557         430,038
    Participant Loans                                   --           415,901
    Small Company Blend Account                      591,952         389,106
    Medium Company Blend Account                     592,422            --
    International Stock Account                      494,332            --
    Lancer Corporation common stock                     --           411,950

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $928,799 as follows:


    Pooled separate accounts                       $ 1,054,421
    Insurance company general account                  (10,332)
    Lancer Corporation common stock                   (115,290)
                                                   -----------
                                                   $   928,799
                                                   ===========



--------------------------------------------------------------------------------
                                                                          Page 5

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



4.         RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Co. Principal Life Insurance Co. is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $30,000 in professional fees related to the Plan for the year ended December 31, 2003.

5.         PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer's contributions.

6.         TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

                                                    2003            2002

    Net assets available for benefits per
      the financial statements                   $ 8,783,305    $ 7,525,922
    Amounts accrued for employer
      contributions                                  (30,516)      (224,773)
    Amounts accrued for participant
      contributions                                   (8,504)       (26,241)
    Amounts accrued for unpaid
      administrative expenses                           --            8,800
    Amounts used for loan repayment                    6,721           --
                                                 -----------    -----------

    Net assets available for benefits per
      Schedule H to the Form 5500                $ 8,751,006    $ 7,283,708
                                                 ===========    ===========


The following is a reconciliation of participant contributions from participants per the financial statements for the year ended December 31, 2003 to Schedule H of Form 5500:

    Participant contributions per the
      financial statements                                        $ 791,739
    Prior year accrued contributions                                 26,241
    Current year accrued contributions                              (30,516)
    Less loan repayment                                               6,721
                                                                  ---------

      Participant contributions per the Schedule H of the 5500    $ 794,185
                                                                  =========


--------------------------------------------------------------------------------
                                                                          Page 6

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


7.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of employer contributions from participants per the financial statements for the year ended December 31, 2003, to Schedule H of Form 5500:

    Employer Contributions per the
      financial statements                                        $ 276,846
    Prior year accrued contributions                                224,773
    Current year accrued contributions                               (8,504)
                                                                  ---------

    Employer contributions per the
    Schedule H of the 5500                                        $ 493,115
                                                                  =========

The following is a reconciliation of administrative expense per the financial statements for the year ended December 31, 2003, to Schedule H of Form 5500:

    Administrative expense per the
      financial statements                                           $23,329
    Prior year accrued expenses                                        8,800
                                                                     -------

    Administrative expense per the Schedule H of the 5500            $32,129
                                                                     =======


8.         SUBSEQUENT EVENTS

The Plan Sponsor's common stock was temporarily restricted from trading between February 5, 2004 and May 20, 2004. This caused the investment in Lancer Corporation stock to be temporarily frozen from investing activity during this period. Participants regained access to their investments as of May 20, 2004, once trading resumed.

Effective March 1, 2004, the Principal Mid-Cap Stock Index and Principal Small Cap Stock Index were added as investment options.

Effective April 1, 2004, the following investment options will no longer be available:


      o  Principal Partners Large-Cap Value
      o  American Century Capital Value Fund
      o  Principal Medium Company Value
      o  Principal Medium Company Blend
      o  Principal Small Company Blend
      o  Principal International Small Company
      o  Principal Bond Emphasis Balanced
      o  Principal Stock Emphasis Balanced
      o  Principal Real Estate


9.         RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.




--------------------------------------------------------------------------------
                                                                          Page 7

                              SUPPLEMENTAL SCHEDULE

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1591073
PLAN NUMBER:  001
DECEMBER 31, 2003
--------------------------------------------------------------------------------

Schedule H, Line 4(i): Schedule of Assets Held for Investment Purposes at End of Year

                                                     Description of investment including
     Identity of issue, borrower,                      maturity date, rate of interest,                       Current
      lessor or similar party                         collateral, par or maturity value                        Value
 ------------------------------------               ------------------------------------------------------------------------
 *  Principal Life Insurance Company                Insurance Company General
                                                    Guaranteed Interest                                      1,549,196

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Money Market                                               748,002

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Bond and Mortgage                                        1,008,763

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Government Securities                                      264,965

    American Century Capital                        Mutual Fund
                                                    Value Fund                                                  75,224

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Bond Emphasis Balanced                                      35,054

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Large Cap Stock Index                                      766,115

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime Strategic Income                                    1,059

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime 2010                                               12,546

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime 2020                                               19,428

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime 2030                                               14,476

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime 2040                                               15,821

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Lifetime 2050                                               23,586

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Medium Company Value                                       153,805

 *  denotes party-in-interest


--------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.
                                                                          Page 9

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1591073
PLAN NUMBER:  001
DECEMBER 31, 2003
--------------------------------------------------------------------------------

Schedule H, Line 4(i): Schedule of Assets Held for Investment Purposes at End of Year (continued)


                                                       Description of investment including
    Identity of issue, borrower,                        maturity date, rate of interest,                       Current
     lessor or similar party                           collateral, par or maturity value                        Value
 ------------------------------------               -----------------------------------------------------------------------
 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Partners Large-Cap Value                                  $ 78,643

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Real Estate                                                 61,999

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Stock Emphasis Balanced                                     55,212

    Fidelity Advisor                                Mutual Fund
                                                    Mid Cap                                                    180,531

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Partners Large Capital Blend                               482,557

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Medium Company Blend                                       592,422

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Partners Small-Cap Value                                   157,486

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Small Company Blend                                        591,952

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    Small Company Growth                                       266,308

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    International Stock                                        494,332

 *  Principal Life Insurance Company                Pooled Separate Accounts
                                                    International Small Company                                122,940

    Janus Advisor                                   Mutual Fund
                                                    Capital Appreciation                                       192,801

 *  Lancer Corporation                              Common Stock                                               349,638

    Participant Loans                               Various due dates with interest
                                                    rates ranging from 6.00% to 11.50%                         429,424
                                                                                                           -----------

                                                                                                           $ 8,744,285
                                                                                                           ===========

* denotes party-in-interest

--------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.
                                                                         Page 10

                                  EXHIBIT INDEX

Exhibit
Number                  Title

23.1                    Consent of the Hanke Group, P.C.

99.1                    Certification of Chief Executive Officer Pursuant To
                        Section 906 of the Sarbanes-Oxley Act Of 2002

99.2                    Certification of Chief Financial Officer Pursuant To
                        Section 906 of the Sarbanes-Oxley Act Of 2002